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                                                                  Exhibit (a)(1)

                                                                   PRESS RELEASE

     NATIONAL EDUCATION RESPONDS TO HARCOURT GENERAL PROPOSED TENDER OFFER

     IRVINE, Calif., May 1/PRNewswire/ -- National Education Corporation (NYSE:
NEC) announced today that its board of directors had rejected Harcourt General, Inc.'s (NYSE:H) $19.50 per share cash tender offer for all National Education's outstanding common stock in view of Harcourt's indication that as part of an overall acquisition transaction, Harcourt would increase its offer to $21.00 per share, subject to due diligence. National Education said that it would permit Harcourt to conduct due diligence during the next week. The company said that there was no assurance that the discussion with Harcourt would lead to an acceptable transaction or that such transaction would be approved by the board of directors at National Education or Harcourt.

     Harcourt commenced an all-cash tender offer for all of the outstanding common shares of National Education on April 21, 1997.

     National Education Corporation's operations include ICS Learning Systems, the world's largest and most established provider of distance education in vocational, academic and professional studies; National Education Training Group
(NETG), the global leader in Information Technology interactive media-based learning products; and an 83 percent ownership in Steck-Vaughn Publishing Corporation (Nasdaq: STEK), one of the country's largest publishers of supplemental education materials which addresses instructional needs from childhood through adulthood.

SOURCE National Education Corporation
05/01/97
/CONTACT: Connie McCluskey, Director of Investor Relations, 714-474-9483/ (NEC)